                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-45891

PRICING SUPPLEMENT
(To Prospectus Supplement dated April 24, 1998
and Prospectus dated April 24, 1998)

                                  $100,000,000
                               THE TIMKEN COMPANY
                             6 7/8 % NOTES DUE 2028
                               ------------------
                   Interest payable August 15 and February 15
                               ------------------
THE TIMKEN COMPANY (THE "COMPANY") IS OFFERING $100,000,000 AGGREGATE PRINCIPAL
  AMOUNT OF ITS 6 7/8% NOTES DUE MAY 8, 2028 AS PART OF ITS MEDIUM-TERM NOTES, SERIES A, DESCRIBED IN THE COMPANY'S PROSPECTUS DATED APRIL 24, 1998, AND ITS
PROSPECTUS SUPPLEMENT DATED APRIL 24, 1998 (THE "NOTES"). INTEREST ON THE NOTES
 WILL BE PAYABLE AUGUST 15 AND FEBRUARY 15 OF EACH YEAR, COMMENCING AUGUST 15, 1998. THE NOTES WILL MATURE ON MAY 8, 2028. SEE "DESCRIPTION OF NOTES" IN THE
    PROSPECTUS SUPPLEMENT AND "DESCRIPTION OF SECURITIES" IN THE PROSPECTUS.

   THE NOTES WILL BE REPRESENTED BY A GLOBAL SECURITY (THE "GLOBAL SECURITY")
    REGISTERED IN THE NAME OF A NOMINEE OF THE DEPOSITORY TRUST COMPANY, AS DEPOSITARY. BENEFICIAL INTERESTS IN THE NOTES WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY OR
   ITS PARTICIPANTS. EXCEPT AS DESCRIBED UNDER "DESCRIPTION OF NOTES" IN THE PROSPECTUS SUPPLEMENT, OWNERS OF BENEFICIAL INTERESTS IN THE GLOBAL SECURITY WILL NOT BE ENTITLED TO RECEIVE PHYSICAL DELIVERY OF THE NOTES IN DEFINITIVE
         FORM. SEE "DESCRIPTION OF NOTES" IN THE PROSPECTUS SUPPLEMENT.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
    THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                               ------------------

                   PRICE 99.475% AND ACCRUED INTEREST, IF ANY
                               ------------------

                                                             UNDERWRITING
                                              PRICE TO      DISCOUNTS AND      PROCEEDS TO
                                              PUBLIC(1)     COMMISSIONS(2)    COMPANY(1)(3)
                                             -----------    --------------    -------------
Per Note...................................    99.475%          .875%            98.600%
Total......................................  $99,475,000       $875,000        $98,600,000

---------------
    (1) Plus accrued interest, if any, from May 8, 1998.

    (2) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (3) Before deducting estimated expenses of $200,000 payable by the Company.

                               ------------------

    The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Brown & Wood, LLP, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about May 8, 1998 through the book-entry facilities of the Depository Trust Company, against payment therefor in immediately available funds.

MORGAN STANLEY DEAN WITTER
       KEY CAPITAL MARKETS, INC.
             J.P. MORGAN & CO.
                    NATIONSBANC MONTGOMERY SECURITIES LLC

May 5, 1998

                              RECENT DEVELOPMENTS

     Latrobe Steel Company, a wholly owned subsidiary of the Company ("Latrobe Steel"), and the United Steelworkers of America ("the Union") are parties to a collective bargaining agreement covering approximately 550 employees at Latrobe Steel's manufacturing facility located in Latrobe, Pennsylvania. Such agreement expired by its terms on May 3, 1998. No work stoppage at this facility has occurred to date. Management of Latrobe Steel and representatives of the Union are presently engaged in negotiations with respect to a new collective bargaining agreement. Management has submitted a proposal to the Union which is subject to approval by a vote of the covered employees. Such vote is tentatively scheduled to occur on May 9, 1998.

     In the event of a work stoppage at Latrobe Steel, the Company does not believe that such a stoppage would have a material adverse effect on the Company because (i) Latrobe Steel supplies only a small portion of the steel used in the Company's bearing businesses, all of which is obtainable from third party suppliers, (ii) the work stoppage would not begin to effect Latrobe Steel's operating results unless such stoppage extended for a considerable period of time, and (iii) even assuming an extended work stoppage, sales of Latrobe Steel products accounted for only approximately 10% of the Company's consolidated net sales during 1997.

                                  UNDERWRITERS

     Subject to the terms and conditions set forth in a terms agreement, dated May 5, 1998 (including the Distribution Agreement incorporated therein by reference, the "Terms Agreement"), among the Company, Morgan Stanley & Co. Incorporated, Key Capital Markets, Inc., J.P. Morgan Securities Inc. and NationsBanc Montgomery Securities LLC (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the Notes in the respective principal amounts set forth after their names below.

NAME                                                          PRINCIPAL AMOUNT
----                                                          ----------------
Morgan Stanley & Co. Incorporated...........................    $ 40,000,000
Key Capital Markets, Inc....................................       5,000,000
J.P. Morgan Securities Inc..................................      40,000,000
NationsBanc Montgomery Securities LLC.......................      15,000,000
                                                                ------------
          Total.............................................    $100,000,000
                                                                ============

     The Terms Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement, and part to certain dealers at a price which represents a concession not in excess of 0.50% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but the Company has been advised by the Underwriters that they currently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of any trading in the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to a dealer for distributing the Notes in the offering, if the Underwriters repurchase previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

                                       P-3